SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________

                              SCHEDULE 14D-9/A
                             (Amendment No. 5)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                             COMSAT CORPORATION
                         (Name of Subject Company)

                             COMSAT CORPORATION
                    (Name of Person(s) Filing Statement)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                 20564D107
                   (CUSIP Number of Class of Securities)

                           Warren Y. Zeger, Esq.
               Vice President, General Counsel and Secretary
                             COMSAT Corporation
                           6560 Rock Spring Drive
                          Bethesda, Maryland 20817
                               (301) 214-3200

     Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).


                              With a Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000




      This Amendment No. 5 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company" or "COMSAT") amends and supplements the
 Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent" or "Lockheed Martin"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

 ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented by the addition of the following paragraphs thereto:

      On August 13, 1999, Senator Conrad Burns, Chairman of the Senate Subcommittee on Communications, sent a letter to William E. Kennard, Chairman of the Federal Communications Commission (the "FCC") indicating his hope that the FCC would act in a timely manner on Parent's application to acquire 49 percent of the Company through classification as an authorized common carrier.

       Senator Burns and Representative Tom Bliley, Chairman of the House Committee on Commerce, had previously requested in a letter to Mr. Kennard on January 21, 1999 that the FCC withhold action on Parent's application prior to Congress adopting satellite reform legislation. Copies of the January 21, 1999 letter and a related news release issued by Representative Bliley and Senator Burns were filed as Exhibit 23 to Amendment No. 1 to the
 Schedule 14D-9 filed with the Commission on February 8, 1999. A copy of a joint press release issued by Parent and Company regarding the January 21, 1999 letter was filed as Exhibit 24 to Amendment No. 1 to the Schedule 14D-9.

      An industry publication has reported that a draft order concerning the applications of the Purchaser and Parent filed with the FCC (a) to effect a transfer of control of CGSI and become a common carrier and (b) to acquire 49 percent of the Company through classification as an authorized common carrier, were put on circulation at the FCC late Tuesday, August 17, 1999. Under typical FCC procedures, commissioners vote on orders put on circulation within 30 days, although there is no legal requirement that the commissioners do so. In addition, a meeting of the commissioners of the FCC is scheduled for September 15, 1999. It is possible that the applications may be scheduled for consideration at the September 15 meeting. If the FCC acts in accordance with its past practices, the agenda for that meeting would typically be released by September 8, 1999. Neither the Company, Purchaser nor Parent knows whether the application will be scheduled to be considered at the September 15 meeting or whether the commissioners will vote on the circulated order in accordance with the FCC's 30 day procedure, although, either course would allow the FCC to act upon the applications prior to September 18, 1999. The Company, Purchaser and Parent have each stressed to the FCC the importance of action prior to this date, however, there can be no assurance that the FCC will act before September 18, 1999 or that any action will be favorable.

      On August 20, 1999, COMSAT shareholders approved the merger agreement with Lockheed Martin.

      On August 27, 1999, Lockheed Martin issued a press release pursuant to which it announced that the tender offer had been extended until 12:00 noon, New York City time on Saturday, September 18, 1999. The terms of the extended tender offer otherwise remain the same as those set forth in Lockheed Martin's Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998.

      Lockheed Martin has previously disclosed that it had negotiated terms with the Department of Justice (the "DOJ") which could form the basis of a consent order that would resolve concerns raised by the DOJ staff in the Hart-Scott-Rodino antitrust review process as to Lockheed Martin's simultaneous ownership of shares of Loral Space & Communications Ltd. ("Loral Space") and, following the consummation of the tender offer, COMSAT. The proposed consent order contemplated that Lockheed Martin would divest its ownership interest in Loral Space. As previously disclosed, however, Lockheed Martin has stated that its willingness to enter into a consent order reflecting the terms negotiated was conditioned upon Lockheed Martin's reaching certain agreements with Loral Space that would offer Lockheed Martin assurances satisfactory to it that it could accomplish the divestiture in accordance with the terms and conditions and within the time periods contemplated by the proposed consent order. Lockheed Martin has advised COMSAT that it has been unable to obtain these assurances from Loral Space.

      In addition, as previously disclosed, Lockheed Martin and COMSAT have each received requests for additional information from the DOJ in response to their filings with the DOJ of the notices required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The receipt of these requests extends the waiting period (prior to which the companies may not complete the tender offer or the merger under without violating the antitrust laws) until the 20th calendar day after each company substantially complies with the request directed to it. Also disclosed was that Lockheed Martin and COMSAT had each provided data to the DOJ responsive to the requests for additional information but that neither had supplied all of the information requested. In view of the status of Lockheed Martin's discussions with Loral Space, Lockheed Martin and COMSAT determined to provide the DOJ with the remaining materials responsive to the requests for additional information.

      On August 27, 1999, each company supplied the additional materials and certified that it was in substantial compliance with the request directed to it. In conjunction with the production by Lockheed Martin and COMSAT of the additional information and the certifications of substantial compliance, the staff of the DOJ has requested depositions of representatives of Lockheed Martin and COMSAT. Substantial compliance with the DOJ's requests for information starts the running of a 20 calendar day waiting period which the companies anticipate will expire at midnight New York City time on September 16, 1999. The DOJ has the authority to terminate this period early. If prior to the expiration of the waiting period, the DOJ does not challenge compliance by either or both companies with the DOJ's requests for information, the waiting period will expire. In addition, the DOJ has the authority to bring an action alleging that the proposed transactions would be likely to lessen competition in violation of the antitrust laws. The expiration or termination of the waiting period is one of conditions to the tender offer.

      Neither Lockheed Martin nor COMSAT knows whether or not the DOJ will terminate the waiting period early, will allow the period to expire or will challenge compliance by either or both companies with the DOJ's requests for information or elect to bring an action challenging the transaction as violating the antitrust laws before the expiration of the waiting period.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: September 3, 1999           COMSAT Corporation


                                    By:  /s/ Alan G. Korobov
                                       -------------------------
                                    Name:  Alan G. Korobov
                                    Title: Controller